Via Overnight Delivery and EDGAR

October 4, 2017

Ms. Cecilia Blye
Chief, Office of Global Security Risk
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:    HC2 Holdings, Inc.
Form 10-K for the year ended December 31, 2016
Filed March 9, 2017
File No. 1-35210

Dear Ms. Blye:

On behalf of HC2 Holdings, Inc. (“HC2” or the “Company”), please note our response to comments addressed in your letter dated August 29, 2017:

SEC Comment

1.
Telecom Argentina S.A.’s 2015 Form 20-F discloses that during 2015, Telecom Argentina sent outgoing traffic to Syria and Sudan mainly through PTGi International Carrier Services and another company. We located a Huawei Marine Networks submarine cable map for Sudan on submarinecablemap.com. Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, joint venture partners, or other direct or indirect arrangements, including through your joint ventures with Huawei entities. You should describe any products, components, technology or services you have provided to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

Response

PTGi. PTGi does not terminate telecom traffic in Syria and Sudan (the “Listed Countries”), whether such telecom traffic originates in Argentina or any other country. With respect to the referenced statement in Telecom Argentina S.A.’s 2015 Form 20-F, this statement relates only to the parties to whom outgoing telecom traffic from Argentina was handed on its way to Syria and Sudan, but it does not assert that HC2’s subsidiary, PTGi International Carrier Services (“PTGi”), terminated (i.e., delivered) such telecom traffic during 2015 in the Listed Countries or otherwise interacted with the governments or companies of those Listed Countries. PTGi acts only as one of several intermediary telecommunications carriers that handle such outgoing telecom traffic. PTGi passes the telecom traffic on to another telecom carrier outside the Listed Countries and, thus, PTGi does not terminate such traffic into the Listed Countries. PTGi has no agreements, commercial arrangements or other contacts with the governments of, or companies located in, the Listed Countries.

Please note that PTGi’s activity in serving as an intermediary carrier for telecommunications traffic that is terminated in either Listed Country by a different telecom carrier was and remains consistent with the applicable U.S. sanctions regulations administered by the U.S. Treasury’s Office of Foreign Assets Control (“OFAC”). Specifically, during 2015, OFAC’s general licenses in the Syrian Sanctions Regulations, 31 C.F.R. Part 542, and the Sudanese Sanctions Regulations (“SSR”), 31 C.F.R. Part 538, authorized U.S. persons such as PTGi to engage in “all transactions with respect to the receipt and transmission of telecommunications” involving Syria and Sudan. See 31 C.F.R. §§ 542.519, 538.512. Please also note that PTGi, consistent with the aforementioned OFAC general licenses, neither provides telecommunications equipment or technology, nor does it provide capacity on telecommunications transmission facilities (such as satellite or terrestrial network connectivity) to any parties in the Listed Countries. We further note that, as of January 17, 2017, OFAC issued a broad general license in Section 538.540 that authorizes all Sudan-related transactions previously prohibited by the SSR (even when unrelated to the transmission of telecommunications), including dealings with the Government of Sudan and the unblocking of the Sudanese government’s property and interests in property.

Except as noted above (serving as intermediary carrier as authorized by applicable OFAC general licenses), PTGi has not engaged, does not engage, and does not intend to engage, in any contacts with Syria or Sudan, directly or indirectly.

Huawei Marine Joint Venture. Global Marine Systems Limited (“Global Marine”), a subsidiary of HC2 incorporated in England and Wales, became a minority investor in Huawei Marine Services Co. Limited (“HMS” or the “Joint Venture”) in 2008, a Hong Kong company which, in turn, is the 100% owner of Huawei Marine Networks Co. Limited (“HMN”), a company registered in the Peoples Republic of China. Both HMS and HMN are engaged in providing submarine cable systems solutions. The majority owner of HMS is Huawei Tech Investment Co. Limited (“Huawei Investment”), a Hong Kong company and subsidiary of Huawei Technologies Co., Limited, a company registered in the People’s Republic of China. HC2 acquired Global Marine in 2014 and the Joint Venture significantly pre-dates the acquisition. Since HC2’s ownership of Global Marine, neither HMS nor HMN has engaged, engages, or intends to engage in any contacts with Syria, directly or indirectly, nor has either HMS or HMN entered into a contract or completed a project in Sudan, directly or indirectly.

HMN, which is not a “U.S. person” for purposes of the SSR, had the following limited contacts with Sudan since HC2’s ownership of Global Marine: (a) submission of a bid in June 2017 to a consortium of African and international telecom operators (Sudan’s Sudatel and Zain are participants in the consortium among numerous other telecom companies) for the construction of an Africa-1 submarine cable project (the original bid included a cable landing in Sudan, which HMN conditioned on compliance with applicable sanctions and export control laws and regulations) - this remains an on-going tender process so HMN’s bid may not ultimately be accepted, and even if it were to lead to an actual contract it is not clear whether HMN’s role in the final project will in fact include a landing in Sudan; and (b) submission of a bid in June 2016 for an upgrade of an existing Essay submarine cable that is owned and operated by a group of 16 African and international telecom operators, including Sudatel from Sudan - this tender process was completed and HMN was not awarded this contract so no further contacts are expected on this matter.

Except as noted above, none of HC2, any subsidiary of HC2 or any joint venture of HC2 has engaged, engages or intends to engage in any contacts with Sudan or Syria, directly or indirectly.

SEC Comment

2.
Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Response

We believe that neither the limited activities of PTGi conducted in the normal course of its business and pursuant to OFAC’s authorization, nor the limited activities of HMN conducted in the normal course of its business are sufficient to create any material investment risk for HC2’s security holders. We also do not believe that such limited activities could lead a reasonable investor in HC2 to conclude that the Company supports U.S.-designated state sponsors of terrorism. From a quantitative perspective, there is no revenue, assets or liabilities attributable to the limited activities of HMN, and there are no assets or liabilities attributable to the limited activities of PGTi. Further, the revenues associated with PTGi’s limited activity are immaterial. At PTGi, the revenue attributable to telecommunications minutes for which PTGi served as an intermediary carrier that were ultimately terminated in either Listed Country by a different telecom carrier as a percent of total PTGi revenue for available calculable periods (“Listed Country Attributed Revenue”) was (i) 0.06% and 0.13% in Sudan and Syria, respectively, in 2015; (ii) 0.15% and 0.20% in Sudan and Syria, respectively, in 2016; and (iii) 0.08% and 0.03% in Sudan and Syria, respectively, in 2017 (thru September 25, 2017). Note PTGi’s total revenue in each of 2015, 2016 and 2017 (thru September 25, 2017) was 99.81%, 99.65% and 99.88%, respectively, derived from other activity, highlighting the wholly immaterial nature of PTGi’s involvement in calls terminated in either Listed Country. Listed Country Attributed Revenue is even more immaterial when applied to HC2 revenue: (i) 0.03% and 0.05% in Sudan and Syria, respectively, in 2015; (ii) 0.07% and 0.05% in Sudan and Syria, respectively, in 2016; and (iii) 0.04% and 0.01% in Sudan and Syria, respectively, in 2017 (thru September 25, 2017).

From a qualitative perspective, even assuming arguendo that PTGi’s limited activity in serving as an intermediary carrier or HMN’s limited activity submitting bids was somehow material to HC2’s security holders, we believe there would be no material negative impact on our reputation and share value given such limited activity is authorized by applicable OFAC general licenses, as discussed above. Furthermore, we have not experienced any negative publicity or reputational damage associated with such activities and we have not been asked any questions about these activities by any current or past investor or market participant.

We note that HC2 employs robust compliance programs to ensure compliance with applicable laws and regulations, including U.S. export control and sanctions laws and regulations. We do not believe that the limited activities of PTGi or HMN described in this letter are even close to being quantitatively or qualitatively material or that a reasonable investor would deem this information important in considering the total mix of information available to investors.

SEC Comment

3.
In June 2016 and December 2016, respectively, the Commerce Department and the Treasury Department’s Office of Foreign Assets Control issued subpoenas to Huawei Technologies regarding exports to Syria, Sudan and Iran, another U.S.-designated state sponsor of terrorism. Huawei has been subject to further negative publicity regarding its activities as recently as July 2017. Please address for us the potential for reputational harm from your business with Huawei Marine Networks and Huawei Marine Systems Co. Limited.

Response

HC2 has not experienced adverse publicity or reputational harm by virtue of one of its subsidiaries being a minority partner with Huawei Investment in the HMS/HMN joint venture, which has been publically disclosed in the Company’s quarterly and annual reports and discussed in other public announcements. To our knowledge, neither of these joint venture companies nor the Company’s joint venture partner is the subject of the subpoenas referenced in your letter. The Company is monitoring developments with respect to its joint venture partner and, if our joint venture partner were to be under investigation for alleged violations of U.S. sanctions or export control laws and regulations, we would reassess the nature of our relationship and possible impact on our investment in the joint venture.

In light of the absence of any adverse publicity or reputational harm to date and the fact that we have no reason to believe that any of HMS, HMN or Huawei Investment is under investigation by OFAC or the Commerce Department, we do not believe that the Company’s minority interest in this joint venture presents a material risk to the Company’s reputation or share value.

*    *    *

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would welcome the opportunity to discuss these comments with you further. In the meantime, please do not hesitate to contact me with any questions about these matters.

Sincerely,

/s/ Michael J. Sena

Michael J. Sena
Chief Financial Officer
HC2 Holdings, Inc.